UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 000-1799332

GAN Limited

(Exact Name of Registrant as Specified in Its Charter)

Axe & Bottle Court

70 Newcomen Street

London SE1 1YT

+44 (0) 20 72926262

(Address, including zip code, and telephone number, including area code of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXPLANATORY NOTE

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of GAN Limited dated June 16, 2020 titled “GAN Reports First Quarter 2020 Financial Results.”

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit
Number	Description

99.1	Press Release of GAN Limited dated June 16, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GAN Limited

By:	/s/ KAREN E. FLORES
Karen E. Flores
Chief Financial Officer

Date: June 16, 2020